16001923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, Suite 222
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Wilbanks 405-842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc., as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Wilbanks
Signature

Vice President
Title

Cheryl K Tyndall
Notary Public

Notary Public State of Florida
Cheryl K Tyndall
My Commission FF 091454
Expires 03/17/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See accountant's audit report

WILBANKS SECURITIES, INC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended DECEMBER 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Wilbanks Securities, Inc.
4334 NW Expressway
Oklahoma City, OK 73116

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Wilbanks Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Wilbanks Securities, Inc. financial statements. Supplemental Information is the responsibility of Wilbanks Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

WILBANKS SECURITIES, INC.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
First Fidelity Bank	79,348.47
Total Checking/Savings	79,348.47
Accounts Receivable	
2015 Conference Sponsorship Accts Rec.	7,960.00
VA Trails	96,193.04
MF Trails	49,741.06
RBC DAIN	79,372.93
Accts Rec. - Other	115,742.78
Total Accts Rec.	341,049.81
Broker Receivable	
Allowanc for Doubt Accts - Reps	-69,734.76
Broker Receivable - Other	86,485.03
Total Broker Receivable	16,750.27
Total Accounts Receivable	365,760.08
Other Current Assets	
Affiliate Receivable	
WSA	385.51
Total Affiliate Receivable	385.51
Total Other Current Assets	385.51
Total Current Assets	445,494.06
Fixed Assets	
Accumulated Depreciation	-76,280.87
Automobiles	17,491.08
Office Equipment	71,179.41
Total Fixed Assets	12,389.62

Other Assets	
Atlas Resources Series 33-2013	65,000.00
Allegheny Natural Resources	21,000.00
Alpha Energy Drilling Program	80,000.00
Atlas L.P.	325,000.00
Azetc XII Oil & Gas Drilling	82,125.00
Raymond James	51,363.61
RBC Dain 748-01176	31,813.95
RBC Dain Rauscher Deposit	50,083.79
Total Other Assets	706,386.35
TOTAL ASSETS	**1,164,270.03**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	47,152.90
Broker Payable	
Trails Accrual	
MF Trails	39,828.93
VA Trails	79,134.45
Total Trails Accrual	118,963.38
Broker Payable - Other	33,773.13
Total Broker Payable	152,736.51
Total Accounts Payable	199,889.41
Credit Cards	
Chase Credit Card	17,699.32
Total Credit Cards	17,699.32
Other Current Liabilities	
Payroll Liabilities	
Federal Withholding	6,072.78
FUTA	544.33
Medicare	370.98
Oklahoma Withholding	3,147.17
Social Security	3,934.89
SUTA	261.35

Total Payroll Liabilities	14,331.50
Total Other Current Liabilities	14,331.50
Total Current Liabilities	231,920.23
Total Liabilities	231,920.23
Equity	
Capital Stock	1,500.00
Shareholder Contributions	222,975.88
Opening Bal Equity	350,394.01
Retained Earnings	1,345,972.66
Shareholder Distributions	-1,031,676.09
Net Income	43,183.34
Total Equity	932,349.80
TOTAL LIABILITIES & EQUITY	**1,164,270.03**

See accountant's audit report

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
3. Gains/Losses on Investments	
Oil & Gas Investments	
Atlas	
Series 33	5,084.77
Series 31	3,186.37
Series 32	9,975.03
Total Atlas	18,246.17
US Energy	
2009 Omega Drilling Program 3LP	36.31
2010 Alpha Program B LP	238.39
2011 B LP6433	1,680.52
2009 Omega Drilling Program 2LP	91.36
Total US Energy	2,046.58
Total Oil & Gas Investments	20,292.75
Platform Investments	
RBC Dain	-3,150.66
Raymond James	-698.22
Total Platform Investments	-3,848.88
Total 3. Gains/Losses on Investments	16,443.87
8. Other Revenue	
Rent Revenue	4,800.00
Marketing Allowances	
Annual Conference Support	57,960.00
Total Marketing Allowances	57,960.00
Broker Fee Revenue	348,361.28
Chase Redemption Credit	2,290.38
Marketing Fee Income	51,416.59

Total 8. Other Revenue	464,828.25
Concession Revenue	
House Accounts	
Received	28,627.49
Total House Accounts	28,627.49
Received	937,826.44
Accrued	
RBC Activity	
RBC Charges	
Technology Fees	-6,483.68
Miscellanous Fees	-0.16
Market Data Services	-4,600.00
Expenses	-5,183.80
Correspondent Fees	-1,545.00
Cancels & Rebills	-870.00
Clearance Charges	-94,137.00
Execution Charges	-5,046.65
Total RBC Charges	-117,866.29
RBC Revenue	
Trade Rebates	30,008.25
Execution Rebates	4,850.65
Interest Rebates	9,166.51
Handling Rebates	22,552.00
Commission	580,222.39
Total RBC Revenue	646,799.80
Total RBC Activity	528,933.51
Accrued - Other	2,313,903.12
Total Accrued	2,842,836.63
Total Concession Revenue	3,809,290.56
Total Income	4,290,562.68
Gross Profit	4,290,562.68
Expense	
Recruiting Expenses	12,744.99

Annual Shareholders Meeting	60.65
Employee Reimbursements	2,421.50
Advertising	375.00
Computer Software	
Back Office	
Go To Citrix (VPN Access)	278.00
Microsoft Windows	139.95
QuickBooks Payroll Services	518.04
Smarsh	700.00
Total Back Office	1,635.99
Tech Service Fees	
Laser App Software	14,300.00
Sungard - Allocation Master	4,712.40
DocuSign, Inc.	2,772.00
DST Brokerage Solutions	11,900.00
Ebix - Smart Office	3,720.00
Investigo/Broadridge	19,640.00
Total Tech Service Fees	57,044.40
Backup Services	
Code 42	2,714.00
One Source Document Solutions	4,326.90
Total Backup Services	7,040.90
Computer Software - Other	95.77
Total Computer Software	65,817.06
Automobile Expense	2,884.03
Bad Debt - Reps	9,799.73
Bank Service Charges	1,739.54
Commission	
Accrued Transactions	2,314,917.83
Broker Transactions	752,393.40
Override Transactions	24,358.32
Total Commission	3,091,669.55
Conference	47,191.39
Continuing Education	873.56
Contributions	86.94
Depreciation Expense	2,291.00
Dues and Subscriptions	1,442.03

Insurance	
Auto Insurance	710.99
E&O Insurance	111,565.00
Fidelity Bond	22,439.00
Medallion Program	580.00
Medical Reimbursement - Wages	1,354.87
SIPC	
SIPC 7 Filing	5,206.57
SIPC 6 Filing	5,111.16
Total SIPC	10,317.73
Total Insurance	146,967.59
Licenses and Permits	1,119.94
Office Expenses	
Office Equipment	5,027.08
Office Supplies	9,528.47
Postal & Shipping	6,705.05
Rent	32,075.85
Total Office Expenses	53,336.45
Outside Services	
IT Services	5,620.48
Total Outside Services	5,620.48
Payroll Expense	
Employee Comp	
Medical Expenses	
(HRA) Deductibles	1,000.00
Insurance Premiums	
Shareholder Premiums	-20,207.55
Billed Premium	59,163.21
Employee Paid	-13,640.66
Total Insurance Premiums	25,315.00
(HRA) Copays	555.00
Total Medical Expenses	26,870.00
Employee Salary	447,520.05
Total Employee Comp	474,390.05
Taxes	

Federal Unemployment	544.33
Medicare	7,929.04
Property	418.52
Social Security	33,903.42
State Unemployment	420.12
Taxes - Other	-974.10
Total Taxes	42,241.33
Shareholders Comp	
Salary	108,000.00
Insurance Premiums	20,207.55
Total Shareholders Comp	128,207.55
SEP Contributions	26,479.97
Payroll Expense - Other	4,950.00
Total Payroll Expense	676,268.90
Professional Fees	
Accounting	1,394.00
Audit Fees	9,748.10
Consultant Fees	6,300.00
FINRA Fees	97,289.17
Legal Fees	-19,967.50
MSRB Fees	1,000.00
NYSE Fees	1,008.00
Recruiting	276.49
Total Professional Fees	97,048.26
Repairs	
Computer Repairs	191.98
Total Repairs	191.98
Travel & Ent	8,086.44
Utilities	
Facimile	506.93
Email	8,330.02
Internet	6,774.81
Mobile Phone	2,392.07
Telephone	1,338.50
Total Utilities	19,342.33
Total Expense	4,247,379.34

See accountant's audit report

Net Ordinary Income	43,183.34
Net Income	**43,183.34**

See accountant's audit report

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended Decemeber 31, 2015

Beginning Cash Balance	131,243.67
Operating Activities	-2,488.30
Investment Activities	20,292.75
Financing Activities	-69,699.65
Ending Cash Balance	79,348.47

WILBANKS SECURITIES, INC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Contributed Capital	Common Stock	Retained Earnings	Total Members Equity
Balance as of January 1, 2015	180660	1500	776706	**958866**
Net Income for Year Ended December 31, 2015			43183	43183
Member Contributions	42316			42316
Member Distributions			-112015	-112015
Balance as of December 31, 2015	**222976**	**1500**	**707874**	**932350**

WILBANK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Wilbanks Securities, Inc. (the Company) was incorporated in the State of Oklahoma and subsequently elected "S" Corporation status effective March 1, 1996 for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Oklahoma City, Oklahoma, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the accrual basis of accounting.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

Effective March 1, 1996, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously

not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company had $800,485.62 in commission earned by an entity owned by the two shareholders. The amount was transferred to Wilbanks Securities, Inc.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	17,491
Furniture and equipment	3 – 7 years		71,179
Leasehold improvements	7 years		-
			88,670
Less – accumulated depreciation			(76,281)
Total		$	12,389

Depreciation expense was $2,291.00 for the year December 31, 2015 and is included in the operating expenses in the accompanying statement of income.

December 31, 2015

NOTE H – PENSION PLAN

The company has a contributory defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. For the year ended December 31, 2015, the company contributed $26,479.97

NOTE I –LEASE

The Company leases its corporate offices under an operating lease which expired on December 31, 2011. However, the Company renewed and extended the lease for a term of three years beginning January 1, 2016 and expiring December 31, 2019. The Company had no other significant operating losses. Rent expense for the year ended December 31, 2015 was $32,075.85.

At December 31, 2015 the minimum future lease payments to be paid under the renewed three year lease for office space were as follows:

2015	30,861.12

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Wilbanks Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 932,350.00
Nonallowable assets:		
Prepaid Assets	0.00	
Other Assets	104,431.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(104,431.00)
Other Securities	0.00	
Haircuts	579,431.00	
Undue Concentration	00.00	(579,431.00)
Net allowable capital		$ 248,488.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 15,461.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 15,461.00
Excess net capital	$ 233,027.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 231,920.00
Percentage of aggregate indebtedness to net capital	93.33%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 248,488.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	248,488.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Wilbanks Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3(k)(2)(ii) because customer transactions are cleared through another broker dealer on a fully disclosed basis. The names of the clearing firms are: RBC Correspondent Services, and Raymond James Correspondent Services.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Wilbanks Securities, Inc.
4334 Northwest Expressway
Suite 222
Oklahoma City, Ok 73116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Wilbanks Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Wilbanks Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Wilbanks Securities, Inc.'s management is responsible for Wilbanks Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $6,860.00 respectively.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Wilbanks Securities, Inc. has a $0.00 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

See accountant's audit report

February 22, 2016

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 22, 2016

Wilbanks Securities, Inc.

4334 Northwest Expressway

Suite 222

Oklahoma City, Ok 73116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Wilbanks Securities, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wilbanks Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Wilbanks Securities, Inc. stated that Wilbanks Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wilbanks Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilbanks Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

See accountant's audit report

Wilbanks Securities
Member FINRA SIPC

WILBANKS SECURITIES, INC.
4334 Northwest Expressway, Suite 222
Oklahoma City, OK 73116
Phone (405) 842-0202
Fax (405) 842-3009

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Mr. Richardson Jr.,

Please be advised that Wilbanks Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Wilbanks Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Wilbanks Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Randall Wilbanks, the president of Wilbanks Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Randall Wilbanks has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Wilbanks Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (405) 473-8860.

Very truly yours,

R. Wilbanks

Wilbanks Securities, Inc..
Randall Wilbanks
Vice President

See accountant's audit report